

Mail Stop 3030

November 27, 2009

Via U.S. Mail and Fax (716) 759-5560

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
10000 Wehrle Drive
Clarence, NY 14031

> **Re:** **Greatbatch, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2009**
> **Filed March 3, 2009**
> **Letter dated November 9, 2009**
> **File No. 001-16137**

Dear Mr. Mazza:

We have reviewed your letter dated November 9, 2009 and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 2, 2009

1. We note your response to prior comment 6. Please provide us with appropriately detailed legal analysis in support of your conclusion that the Signatures page conforms with the requirements of Form 10-K.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551- 3602 or me at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Daniel Morris
Special Counsel